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S **08030816** **COMMISSION**

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-47752

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01-01-07___ AND ENDING ___12-31-07___
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arcadia Investment Corporation

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1314 NW Irving Street, Suite 608
                                           (No. and Street)

Portland	Oregon	97209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John G. Taylor   (503) 248-9762
                                                                   (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Geffen, Mesher & Company, P.C.
                              (Name - *if individual, state last, first, middle name*)

888 SW Fifth Avenue, Suite 800	Portland **PROCESSED** Oregon	97204
(Address)	(City) (State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

APR 0 2 2008

THOMSON FINANCIAL

SEC Mail Processing Section

MAR 2 6 2008

FOR OFFICIAL USE ONLY	Washington, DC
	100

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __John G. Taylor__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Arcadia Investment Corporation__ , as

of __December 31, , 2007__ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
DAVID T. ARTMANN
NOTARY PUBLIC-OREGON
COMMISSION NO. 383294
MY COMMISSION EXPIRES AUG. 2, 2008

_____
Signature

_____
President
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income.
- ☒ (d) Statement of Changes in Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and Unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath of Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ARCADIA INVESTMENT CORPORATION

FORM X-17A-5 PART IIA
OF THE FOCUS REPORT OF THE

SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2007

ARCADIA INVESTMENT CORPORATION

TABLE OF CONTENTS

YEAR ENDED DECEMBER 31, 2007

Page



GEFFEN MESHER
& COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Arcadia Investment Corporation
Portland, Oregon

We have audited the accompanying statement of financial condition of Arcadia Investment Corporation (the "Company") as of December 31, 2007 and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arcadia Investment Corporation as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. This information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Geffen Mesher & Company, P.C.

February 27, 2008

888 S.W. 5th Avenue, Suite 800 • Portland, Oregon 97204 • Tel: 503.221.0141 • Fax: 503.227.7924 • 800.819.0141 • www.gmco.com

An Independent member of DFK International

ARCADIA INVESTMENT CORPORATION
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

Assets

Cash and cash equivalents	$	874,854
Deposit with carrying broker		150,000
Receivable from carrying broker		126,170
Equipment, net of accumulated depreciation of $102,797		30,468
Investments		79,184
Prepaid expenses and other assets		28,995
	$	1,289,671

Liabilities

Accounts payable and accrued expenses	$	114,095
Accrued profit sharing		98,141
Notes payable, shareholders		50,000
		262,236

Commitments

Common stock, no par value; 10,000,000 shares authorized, 20,000 shares issued and outstanding	131,404
Accumulated other comprehensive gain	53,584
Retained earnings	842,447
Shareholders' equity	1,027,435
	$ 1,289,671

Arcadia Investment Corporation
Statement of Operations

Year Ended December 31, 2007

Revenues	
Commissions and other fees	$ 3,617,221
Expenses	
Employee compensation	1,849,792
Payroll taxes	60,284
Employee benefits	156,700
Commissions and floor brokerage	163,586
Communication	54,154
Depreciation	11,650
Dues and subscriptions	53,735
Insurance	7,963
Miscellaneous	11,004
Postage	5,621
Professional fees	47,676
Regulatory fees	7,171
Rent	40,576
Supplies and printing	14,524
Taxes and licenses	68,831
Travel and entertainment	55,726
	2,608,993
Income from operations	1,008,228
Other income (expense)	
Interest income	39,594
Interest expense	(4,500)
	35,094
Net income	$ 1,043,322

ARCADIA INVESTMENT CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2007

	Common stock, no par value; 10,000,000 shares authorized		Accumulated other comprehensive income	Retained earnings	Total
	Shares issued and outstanding	Amount			
Balances at beginning of year	20,000	$ 131,404	$ 24,555	$ 669,125	$ 825,084
Distributions				(870,000)	(870,000)
Net income				1,043,322	1,043,322
Unrealized gain on marketable security			29,029		29,029
Total comprehensive income					1,072,351
Balances at end of year	20,000	$ 131,404	$ 53,584	$ 842,447	$ 1,027,435

Arcadia Investment Corporation

Statement of Cash Flows

Year Ended December 31, 2007

Cash flows from operating activities		
Net income	$	1,043,322
Adjustments to reconcile net income to net cash		
provided by operating activities		
Depreciation		11,650
Change in operating assets and liabilities		
Deposits with carrying brokers	(	1,542)
Receivable from carrying broker		11,351
Prepaid expenses and other assets		4,182
Accounts payable and accrued expenses		20,796
Accrued profit sharing	(	4,236)
Net cash provided by operating activities		1,085,523
Cash flows from investing activities		
Acquisition of equipment	(	4,344)
Cash flows from financing activities		
Distributions to shareholders	(	870,000)
Net increase in cash and cash equivalents		211,179
Cash and cash equivalents at beginning of year		663,675
Cash and cash equivalents at end of year	$	874,854
Supplemental disclosure of cash flow information		
Cash paid during the year for interest	$	6,161
Cash paid during the year for local income taxes	$	27,279

ARCADIA INVESTMENT CORPORATION

YEAR ENDED DECEMBER 31, 2007

1. Line of business and significant accounting policies

Line of business
Arcadia Investment Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates as a fully disclosed securities broker dealer with institutional customers throughout the United States. Operations further consist of consulting activities and advisory services for capital resources.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition
Security transactions and related commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transaction. Differences between trade date and settlement date, if any, are not significant.

Revenues from consulting activities and advisory services are recorded as fees when earned under the terms of the related agreements.

Concentrations of credit risk
The Company has cash and cash equivalents in the form of deposits which may exceed depository insurance limits. The Company makes such deposits with high credit quality entities and has not incurred any credit related losses.

Receivables
Commissions receivable from clearing broker consist of commissions due on closed sales. The Company has not incurred any material credit related losses and based on historical experience, management has deemed an allowance for uncollectible accounts is not necessary.

Cash equivalents
Cash equivalents are funds in a money market account and are recorded at cost, which approximates fair value. The Company considers short-term, highly liquid investments with an original maturity date of three months or less to be cash equivalents.

Investments
The Company accounts for its marketable equity securities in accordance with Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities. This statement requires certain investments in debt and equity securities to be classified as trading, available-for-sale or held-to-maturity.

At December 31, 2007, the Company's marketable equity securities have been categorized as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized holding gains and losses reported as a separate component of shareholders' equity. For the purpose of determining gross realized gains and losses, the cost of securities sold is based upon specific identification. Quoted market prices are used in determining the fair value of the Company's assets.

ARCADIA INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

YEAR ENDED DECEMBER 31, 2007

1. Line of business and significant accounting policies (continued)

Equipment

Equipment is stated at cost. Depreciation is being provided on a straight-line method over the estimated useful lives of the related assets.

Income taxes

The Company, with the consent of its shareholders, has elected to be treated as an "S" Corporation under the Internal Revenue Code. Instead of paying corporate income taxes, the shareholders of an "S" Corporation are taxed individually on the Company's taxable income. Therefore, no provision or liability for corporate income taxes has been included in these financial statements.

2. Investments

Marketable equity securities include the following at December 31, 2007:

Cost	$	25,600
Gross unrealized gains		53,584
Fair value	$	79,184

3. Net capital

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $914,855, which was $814,855 in excess of its required net capital of $100,000. The Company's net capital ratio was .29 to 1.

4. Notes payable, shareholders

The notes payable to shareholders relates to assets necessary and essential to the business of the Company. The demand note payable has a 9% interest rate and is collateralized by marketable securities, which are on deposit with the Company's carrying broker. Interest paid to the shareholders related to the notes payable during 2007 was $4,500.

5. Commitments

Lease

The Company occupies office space under a year-to-year lease with certain shareholders. The lease requires the Company to pay for operating expenses of the office space; principally real estate taxes, insurance, repairs, maintenance and utilities. The lease is accounted for as an operating lease and minimum lease payments for 2008 total $36,000. Total rent expense was $41,000 in 2007.

Shareholder agreement

The Company has a shareholder agreement in effect which restricts the transfer of shares of common stock. The agreement provides the Company with the option to purchase a shareholder's interest upon termination of employment, death, disability or normal retirement for an agreed upon purchase price and with specified payment terms.

6. Employee benefit programs

The Company has a 401(k) plan covering substantially all employees who meet prescribed requirements. The employer's portion of contributions is at the discretion of the Board of Directors, but limited to the amount deductible for federal income tax purposes. A profit sharing contribution of approximately $98,000 was accrued for the year ended December 31, 2007.

ARCADIA INVESTMENT CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2007

Net capital		
Total shareholders' equity	$	1,027,435
Less		
Nonallowable assets		
Equipment		30,468
Other assets		28,995
		59,463
Net capital before haircut		967,972
Haircuts, cash equivalents and non-market investments		53,117
Net capital	$	914,855
Aggregate indebtedness		
Accounts payable and accrued expenses and other liabilities	$	262,236
Computation of basic net capital requirements		
Minimum net capital required	$	100,000
Excess net capital	$	814,855
Excess of net capital at 1,000%	$	888,631
Ratio of aggregate indebtedness to net capital		0.29 to 1

Reconciliation with Company's computation
There were no material differences between these computations and the computations included
  in the Company's Part IIA of Form X-17a-5 unaudited report as of December 31, 2007.

ARCADIA INVESTMENT CORPORATION
EXEMPTION FROM RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2007

Exemptive provisions

The Company is exempt from Rule 15c3-3 because the Company does not receive or hold any customer securities or cash.



INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17a-5

Board of Directors
Arcadia Investment Corporation
Portland, Oregon

In planning and performing our audit of the financial statements of Arcadia Investment Corporation for the year ended December 31, 2007, we considered its internal control structure over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

Making quarterly securities examinations, counts, verifications and comparisons.

Recordation of differences required by Rule 17a-13.

Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

888 S.W. 5th Avenue, Suite 800 • Portland, Oregon 97204 • Tel: 503.221.0141 • Fax: 503.227.7924 • 800.819.0141 • www.gmco.com

11

 An independent member of DFK International

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they might become inadequate because of changes in conditions and that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2007, to meet the SEC's objectives.

This report is intended for the use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 27, 2008

END